UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-21559	CUSIP Number: 92675K 10 6

(Check One): ☒ Form 10-K        ☐ Form 20-F        ☐ Form 11-K        ☐ Form 10-Q        ☐ Form N-SAR        ☐ Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I—REGISTRANT INFORMATION

Viisage Technology, Inc.

Full Name of Registrant

N/A

Former Name if Applicable:

296 Concord Road

Address of Principal Executive Office (Street and Number)

Billerica, Massachusetts 01821

City, State and Zip Code

Part II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or portion thereof could not be filed within the prescribed period.

Financial and other information for the filing of a complete and accurate Annual Report on Form 10-K for the period ended December 31, 2004, particularly with respect to the valuation of goodwill with respect to acquisitions completed by the Company in 2004 and completion of a review of pending litigation involving the Company could not be provided within the prescribed time period without unreasonable effort and expense.

Part IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William K. Aulet	978	932-2200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes        ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes        ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

On March 2, 2005, the Company issued a press release (earnings release) to the public, which disclosed financial results for the quarter and year ended December 31, 2004, including comparisons to the similar periods in 2003. The press release was filed on Form 8-K with the Commission on March 3, 2005. As disclosed in the press release, for the year ended December 31, 2004, revenues increased to $67.5 million from $37.4 million in 2003, and net loss was $7.0 million compared to a net loss of $17.7 million in 2003, which included the effect of the one-time charge of $12.1 million that the Company recorded in connection with a change in accounting principle. For the quarter ended December 31, 2004, revenues increased to $19.0 million from $10.3 million in the comparable period in 2003, and net loss increased to $5.2 million from a net loss of $1.4 million in the comparable period in 2003. The net loss for the fourth quarter of 2004 included the effect of a $2 million impairment charge related to the Company’s Georgia drivers’ license contract and a $900,000 non-cash deferred tax expense.

Viisage Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	/s/ William K. Aulet
William K. Aulet Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

—————ATTENTION—————

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).